April 16, 2019

Avi S. Katz
Chairman and Chief Executive Officer
GigCapital2, Inc.
2479 E. Bayshore Road, Suite 200
Palo Alto, CA 94303

       Re: GigCapital2, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 22, 2019
           CIK No. 0001770141

Dear Dr. Katz:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted March 22, 2019

Initial Business Combination, page 5

1. We note your disclosure that if the board is not able independently to determine the fair market value of the target business or businesses, you will obtain an opinion from an independent investment banking firm or another independent entity. Consistent with your disclosure on page 38, please disclose here that you are not required to obtain a fairness opinion from an independent investment banking firm or an independent accounting firm unless you pursue a business combination with an affiliated entity.
Our amended and restated certificate of incorporation, page 39

2. We note that your forum selection provision identifies the Court of Chancery in the State
 Avi S. Katz
GigCapital2, Inc.
April 16, 2019
Page 2
       of Delaware as the exclusive forum for certain litigation, including "derivative actions."
       Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, also revise your prospectus to state that there is uncertainty as to whether a court would enforce this provision and that stockholders will not be deemed to have waived the company's compliance with the federal securities laws. If this provision does not apply to actions arising under the Securities Act or Exchange Act, ensure that the exclusive forum provision in the governing documents states this clearly.
Initial Business Combination
Stockholders May Not Have the Ability to Approve an Initial Business Combination, page 79

3. You state that your determination to seek stockholder approval of a proposed business combination will be based on "a variety of factors." Please describe the factors that you will consider in making this determination and briefly explain how the timing of the proposed transaction would weigh in favor or against a determination to seek stockholder approval.
        You may contact Theresa Brillant, Staff Accountant, at (202) 551-3307 or Jean Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel, Attorney-Advisor, at (202)
551-3324 or J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 with any other questions.



                                                              Sincerely,
FirstName LastNameAvi S. Katz
                                                              Division of
Corporation Finance
Comapany NameGigCapital2, Inc.
                                                              Office of
Transportation and Leisure
April 16, 2019 Page 2
cc:       Jeffrey C. Selman
FirstName LastName